Exhibit 11

Applied Nanotech Holdings, Inc.
Computation of Income (Loss) Per Share

	Three Months ended June 30,		Six Months ended June. 30,
	2013	2012	2013	2012

Computation of loss per common share:

Net loss applicable to common shares	$(643,918)	$(1,550,805)	$(2,018,858)	$(3,158,004)

Weighted average number of common shares	127,993,613	119,137,920	126,450,138	119,099,859

Net income (loss) per common share	$(0.01)	$(0.01)	$(0.02)	$(0.03)

** No computation of diluted loss per common share is included for the other periods because such computation results in an antidilutive loss per common share.